

February 8, 2011

Mr. Louis T. Hsieh
President and Chief Executive Officer
New Oriental Education & Technology Group, Inc.
No. 6 Hai Dian Zhong Street
Haidian District, Beijing 100080
The People's Republic of China

  Re: New Oriental Education and Technology Group, Inc.
    Form 20-F for the fiscal year ended May 31, 2010
    Filed October 14, 2010
    File No. 1-32993

Dear Mr. Hsieh:

  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended May 31, 2010

Critical Accounting Policies, page 52

1. We refer to your critical accounting policy for income taxes. Based upon the information found in the risk factors beginning on page 19 and in Note 14 to your financial statements, it appears that there is a significant amount of uncertainty associated with the tax laws and related interpretations and how that impacts your determination of tax expense. Therefore, please expand the critical accounting policy for income taxes to clearly articulate the reasons the assumptions you used best reflect your exposure, and the extent to which the resulting estimates of loss are sensitive to changes in those assumptions. The purpose of Management's Discussion and Analysis of Financial Condition is to enhance the overall financial disclosure and provide the context within which financial information should be analyzed and to provide information about the quality of, and potential variability of, a company's earnings and cash flow, so that investors can ascertain the likelihood that past performance is indicative of future performance. Due to the extent of judgment involved in assessing probability and estimating loss, this section should also address the timing of the accounting effects to properly convey information about variability.

Note 2. Significant Accounting Policies

Revenue Recognition, page F-19

2. We refer to your revenue recognition policy for educational programs and services, and note that you sell online-learning cards, primarily to distributors. Please tell us in more detail about the arrangement with your distributors. For example, please tell us how they are compensated for selling online-learning cards on your behalf and your accounting policy associated with this arrangement.

Note 14. Income Taxes, page F-40

3. We refer to your presentation on page F-45 of earnings per share as if the tax holidays granted to Beijing Decision, Beijing Hewstone and certain school subsidiaries of New Oriental China were not available. We believe the presentation of these non-GAAP measures in the notes to your financial statements is prohibited by Item 10(e)(1)(ii)(C) of Regulation S-K. Please revise to delete the pro forma provision for income taxes and earnings per share measures from the notes to the financial statements. However, we believe that you could present these measures in your discussion of results of operations or critical accounting policies, if you provide all the disclosures required by Item 10(e).

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/Larry Spirgel
Assistant Director